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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC Mail Processing
Section

FEB 27 2008

SEC FILE NUMBER
8-35776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** AND ENDING **December 31, 2007**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ensemble Financial Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

179 Sully's Trail, Suite 200

(No. and Street)

Pittsford   **NY**   14534

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Rogers   **(585) 248-0050**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP

(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ **Thomas J. Rogers** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Ensemble Financial Services, Inc.** _____ , as of _____ **December 31,** _____ , 20 **07** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
A.M.&M. FINANCIAL SERVICES, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2007 AND 2006

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone   585 / 423-1860
Fax   585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance



Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying statements of financial condition of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2007 and 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 6, 2008

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 1,563,279	$ 1,060,153
Commissions receivable	24,000	7,060
Due from brokers	47,843	13,264
Prepaid expenses	113,007	59,920
TOTAL CURRENT ASSETS	1,748,129	1,140,397
PROPERTY AND EQUIPMENT		
Furniture and fixtures	51,976	20,081
Office equipment	14,531	7,290
Leasehold improvements	74,995	39,551
	141,502	66,922
Less accumulated depreciation	23,329	14,578
	118,173	52,344
DEPOSIT	50,000	50,000
	$ 1,916,302	$ 1,242,741
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued commissions	$ 168,487	$ 162,760
Accounts payable	4,429	850
Due to parent	378,832	149,547
TOTAL CURRENT LIABILITIES	551,748	313,157
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	3,800	3,800
Retained earnings	1,355,754	920,784
TOTAL STOCKHOLDER'S EQUITY	1,364,554	929,584
	$ 1,916,302	$ 1,242,741

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF INCOME

| | Year ended December 31, | |
	2007	2006
Revenue:		
Commissions	$ 9,905,857	$ 8,219,942
Other	524,843	370,631
TOTAL REVENUE	10,430,700	8,590,573
Operating expenses:		
Commissions	8,294,094	6,842,845
Management fee	784,626	703,313
Insurance	104,866	42,800
Other	512,663	356,809
TOTAL OPERATING EXPENSES	9,696,249	7,945,767
INCOME BEFORE PROVISION FOR INCOME TAXES	734,451	644,806
Provision for income taxes	299,481	285,393
NET INCOME	$ 434,970	$ 359,413

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007 AND 2006

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at January 1, 2006	100	$ 5,000	$ 3,800	$ 561,371	$ 570,171
Net income	-	-	-	359,413	359,413
BALANCE AT DECEMBER 31, 2006	100	5,000	3,800	920,784	929,584
Net income	-	-	-	434,970	434,970
BALANCE AT DECEMBER 31, 2007	100	$ 5,000	$ 3,800	$ 1,355,754	$ 1,364,554

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2007	2006
CASH FLOWS - OPERATING ACTIVITIES		
Net income	$ 434,970	$ 359,413
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	8,751	8,098
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	(16,940)	48,450
Due from brokers	(34,579)	54,461
Prepaid expenses	(53,087)	(59,795)
Accrued commissions	5,727	11,626
Accounts payable	3,579	(42,962)
Deferred income	-	(11,223)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	348,421	368,068
CASH FLOWS - INVESTING ACTIVITIES		
Purchase of property and equipment	(74,580)	(53,010)
NET CASH USED FOR INVESTING ACTIVITIES	(74,580)	(53,010)
CASH FLOWS - FINANCING ACTIVITIES		
Increase (decrease) in due to parent	229,285	(26,578)
NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	229,285	(26,578)
NET INCREASE IN CASH AND CASH EQUIVALENTS	503,126	288,480
Cash and cash equivalents at beginning of year	1,060,153	771,673
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,563,279	$ 1,060,153
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Income tax payments (paid to parent)	$ 299,481	$ 285,393

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc. "AM&M") (the "Company" or "Ensemble"), located in Pittsford, New York, is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker/dealer. The Company sells securities to clients across the country. On January 6, 2006, AM&M was acquired by Tompkins Financial Corporation ("Tompkins"). Under the terms of the agreement, AM&M will continue operating as a subsidiary of Tompkins and Ensemble will continue operations as a wholly-owned subsidiary of AM&M.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less. The Company maintains its cash balances in bank accounts which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk in cash and cash equivalents.

Property and equipment

Property and equipment are stated on the basis of cost. Furniture, fixtures and equipment are amortized over a period of five to seven years and leasehold improvements are amortized over a period of ten years. Depreciation is computed by the straight-line and accelerated method for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

Recognition of Revenue

Commissions are recorded on trade-date basis as securities transactions occur.

Income taxes

The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. As part of an informal tax sharing agreement, the Company pays an amount of tax to AM&M based on its percentage of AM&M's total pretax income. The amount of current tax or benefit is either remitted to or received from AM&M.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

NOTES TO FINANCIAL STATEMENTS, Cont'd

DECEMBER 31, 2007 AND 2006

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED PARTY TRANSACTIONS

Management Fee
The Company is charged a management fee by AM&M for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $784,626 and $703,313 for the years ended December 31, 2007 and 2006, respectively.

Line of credit
The Company guarantees amounts borrowed under a $250,000 line of credit agreement in the name of AM&M. At December 31, 2007 and 2006, respectively, AM&M had no outstanding borrowings.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $1,045,890, which was $995,890 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .53 to 1.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone   585 / 423-1860
Fax   585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2007 and 2006 and for the years then ended, and have issued our report thereon dated February 6, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 to 15 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 6, 2008

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 1,364,554
Less non-allowable assets:		
Commissions receivable		24,000
Due from brokers		47,843
Prepaid expenses		113,007
Property and equipment, net		118,173
		303,023
Less haircuts on debt securities		15,641
NET CAPITAL		$ 1,045,890
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 36,783	
Minimum requirement	$ 50,000	
Greater of the above		$ 50,000
EXCESS NET CAPITAL		$ 995,890
Excess net capital at 1000%		$ 990,715
Ratio of aggregate indebtedness to net capital		.53 to 1
Computation of aggregate indebtedness:		
Accrued commissions		$ 168,487
Accounts payable		4,429
Due to parent		378,832
TOTAL AGGREGATE INDEBTEDNESS		$ 551,748

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 11.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance



Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.& M. Financial Services, Inc.) (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Board of Directors and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 6, 2008

END

